UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	January 19, 2023

MVB Financial Corp.
(Exact name of registrant as specified in its charter)

West Virginia	001-38314	20-0034461
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Virginia Avenue, Fairmont, WV	26554-2777
(Address of principal executive offices)	(Zip Code)

(304) 363-4800
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $1.00 par value	MVBF	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously announced, on August 12, 2022, MVB Financial Corp., a West Virginia corporation (“MVB”), and Integrated Financial Holdings, Inc., a North Carolina corporation (“IFHI”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and conditions therein, IFHI will merge with and into MVB (the “Merger”), with MVB continuing as the surviving corporation in the Merger. Following the Merger, West Town Bank & Trust, a state bank chartered under the laws of Illinois and wholly owned subsidiary of IFHI (“West Town Bank”), will merge with and into MVB Bank, Inc., a West Virginia state chartered bank and wholly owned subsidiary of MVB (“MVB Bank”), with MVB Bank as the surviving bank.

On January 7, 2023, IFHI’s President and Chief Executive Officer, Eric John Bergevin, tragically passed away in a plane crash. As disclosed in the joint proxy statement/prospectus, Mr. Bergevin had executed an employment agreement with MVB Bank to serve as MVB Bank’s Executive Vice President, Chief Revenue Officer upon the closing of the Merger (the “MVB Employment Agreement”). As a result of his passing, the MVB Employment Agreement has terminated. Mr. Bergevin was also party to a now-terminated employment and change in control agreement with IFHI and West Town Bank that would have provided a change in control payment upon the closing of the Merger if Mr. Bergevin had remained employed and survived the Merger.

Upon Mr. Bergevin’s passing, an aggregate benefit payment of $426,198, payable in equal monthly installments over 180 months, became due to his estate pursuant to the West Town Bank Supplemental Executive Benefit Plan, and, pursuant to a bank-owned life insurance policy, West Town Bank became entitled to a payment of $859,060. As a result of his death, Mr. Bergevin also forfeited 8,900 shares of IFHI restricted stock, which otherwise would have been converted into merger consideration upon closing of the Merger. MVB, whose thoughts are with Mr. Bergevin’s family and the IFHI community, is continuing to evaluate whether the role of Chief Revenue Officer will be filled at a later date.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

104 Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to MVB’s beliefs, goals, intentions, and expectations regarding the proposed transaction and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing, closing and impact of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; MVB does not assume any duty, and does not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of MVB. Such statements are based upon the current beliefs and expectations of the management of MVB and are subject to significant risks and uncertainties outside of the control of MVB. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between MVB and IFHI; the outcome of any legal proceedings that may be instituted against MVB or IFHI; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the impact on the transaction of Mr. Bergevin’s passing; the ability of MVB and IFHI to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed Merger could have adverse effects on the market price of the common stock of MVB; the possibility that the anticipated benefits of the proposed Merger will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where MVB and IFHI do business; certain restrictions during the pendency of the proposed Merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate IFHI’s operations and those of MVB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed Merger may be lower than expected; IFHI’s and MVB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by MVB’s issuance of additional shares of its capital stock in connection with the proposed Merger; effects of the announcement, pendency or completion of the proposed Merger on the ability of IFHI and MVB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFHI and MVB; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic and the effects of inflation on IFHI, MVB and the proposed Merger; the impact of changing interest rates on IFHI and MVB; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Annual Report on Form 10‐K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Quarterly Report on Form 10‐Q for the quarter ended September 30, 2022, and in other reports MVB files with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed Merger, MVB filed with the SEC a Registration Statement on Form S-4 (File No. 333-268098) on November 1, 2022, which was amended on December 8, 2022, and declared effective by the SEC on December 12, 2022 (as amended, the “S-4 Registration Statement”). The S-4 Registration Statement includes the joint proxy statement/prospectus, which has been mailed to MVB’s and IFHI’s shareholders.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF IFHI AND MVB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ THE S-4 REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE S-4 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFHI, MVB AND THE PROPOSED MERGER. Investors and security holders are able to obtain a free copy of the S-4 Registration Statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by MVB with the SEC containing information about IFHI and MVB, without charge, at the SEC’s website (http://www.sec.gov). In addition, copies of documents filed with the SEC by MVB will be made available free of charge in the “Investor Relations” section of MVB’s website, https://www.mvbbanking.com, under the heading “SEC Filings;” and investors may obtain free copies of the joint proxy statement/prospectus by contacting Integrated Financial Holdings, Inc., Attn: Steven E. Crouse, 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615, telephone: (919) 861-8018.

Participants in Solicitation

IFHI, MVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger under the rules of the SEC. Information regarding MVB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by MVB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed Merger and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MVB Financial Corp.
By:	/s/ Donald T. Robinson
Donald T. Robinson President and Chief Financial Officer

Date: January 19, 2023